2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71

NEWS RELEASE

Lundin Mining owns 96.4 percent of NAN and extends the acceptance period

March 9, 2005 (TSX: LUN; O-list Stockholmsbörsen: LUMI)
On January 21, 2005 Lundin Mining Corporation ("Lundin Mining") made a public offer for all outstanding shares in North Atlantic Natural Resources AB ("NAN"). The NAN shareholders were offered either one newly issued share in Lundin Mining for each 5.3 shares in NAN (the "Share alternative") or SEK 10.75 per share in NAN (the "Cash alternative") (together referred to as the "Offer"). The acceptance period expired at 17.00 (CET) on Friday March 4, 2005.

Shareholders representing 6,993,616 shares, corresponding to 22.4 percent of the total number of shares and votes of NAN, have accepted the Offer. 6,960,997 shares were submitted under the Share alternative and 32,919 shares were submitted under the Cash alternative. Combined with the 23,117,000 shares held by Lundin Mining prior to the Offer, Lundin Mining now holds 30,110,616 shares in NAN, corresponding to 96.4 percent of the total number of shares and votes.

Lundin Mining declares the Offer unconditional and accounting of settlement for those having accepted during ordinary acceptance period is estimated to commence around Monday, March 14, 2005.

In order to provide an opportunity for the remaining shareholders in NAN to accept the Offer, the acceptance period is extended until 17.00 (CET) on Friday, March 18, 2005. Lundin Mining has initiated compulsory purchase of the remaining shares in NAN.

"This is a resounding vote of confidence in the growth strategy we have been implementing since the acquisition of Zinkgruvan last year. We are delighted to be able to welcome the former shareholders of NAN as new shareholders of Lundin Mining. The combination of Zinkgruvan, NAN's production and exploration assets and Lundin Mining's highly prolific exploration projects in Norrbotten will, together with the announced intended merger with ARCON, serve to create a highly competitive leading European base metals producer – and to create significant values for our shareholders", comments Mr. Lukas Lundin, Chairman of Lundin Mining.

ON BEHALF OF THE BOARD

"Edward F. Posey"
President

For further information, please contact:
Sophia Shane, Head of Corporate Communications (604) 689-7842 or
Robert Eriksson, Investor Relations – Europe: +468-545-07470

Lundin Mining is a Canadian mining and exploration company with a primary focus in Scandinavia. The main asset of the company is the Zinkgruvan mine, located about 200 kilometers southwest of Stockholm, Sweden. The mine has been producing zinc, lead and silver on a continuous basis since 1857. Zinkgruvan has consistently ranked in the lowest cost quartile among zinc mines in the world. Lundin Mining is the majority owner of North Atlantic Natural Resources AB (NAN), a mining and exploration company listed on Stockholmsbörsen (the Stockholm Stock Exchange) under the ticker symbol NAN. NAN's primary asset is the Storliden copper and zinc mine in the Skellefte District of northern Sweden, which has been in production since 2002. Lundin Mining also holds a large copper/gold exploration project in the prolific Norrbotten Mining District in northern Sweden.